April 14, 2005

Via EDGAR and Express Mail

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 5-10
Washington, D.C. 20549

Response to Comment Letter dated April 5, 2005
Union Carbide Corporation
Form 10-K for the year ended December 31, 2004
File No. 1-1463

Dear Mr. Decker:

Union Carbide Corporation (the "Corporation") acknowledges receipt of the Staff's comment letter dated April 5, 2005, concerning the Corporation's Form 10-K for the year ended December 31, 2004 (File No. 1-1463). In response to the Staff's comments, we are replying to each comment in this letter.

Please note that the Corporation is a wholly owned subsidiary of The Dow Chemical Company ("Dow"), which is itself a fully compliant reporting company under the Securities Exchange Act of 1934. In addition, the Corporation otherwise meets all of the conditions specified in paragraph (1) of General Instruction I of Form 10-K and was therefore entitled to file its Form 10-K for the year ended December 31, 2004 with a reduced disclosure format.

The following is a list of defined terms that are used throughout this letter, followed by a restatement of the Staff's comments and the Corporation's response with respect to each of those comments:

Defined Terms

"2004 Form 10-K" means the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

The "Corporation" and "UCC" mean Union Carbide Corporation, a New York corporation, and, depending on the context in which each such term is used, its consolidated subsidiaries.

"Dow" means The Dow Chemical Company, a Delaware corporation, and, depending on the context in which such term is used, its consolidated subsidiaries.

"Future Filings" means the SEC filings made by the Corporation after resolution of the Staff's comments included herein, based on the context in which the phrase is used.

Form 10-K for the Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 9

1. You discuss the business reasons for changes between periods in your financial statement line items. However, in certain circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item if possible. Please quantify each business reason where practical. Refer to Item 303(a) (3) of Regulation S-K and Financial Reporting Codification 501.04.

Response to Comment No. 1

As stated in Note A to the Consolidated Financial Statements, the Corporation's business activities comprise components of Dow's global operations rather than stand-alone operations and detailed business information is not maintained for the Corporation's stand-alone operations. In Future Filings, we will also include similar language in Management's Discussion and Analysis Financial Condition and Results of Operations, and where practical and possible, we will quantify the incremental impact of each significant business reason discussed in Results of Operations.

Critical Accounting Policies - Pension and Other Postretirement Benefits, page 11

2. In future filings address for readers the difference between the $196 million net losses that remain to be recognized in calculation of the market-value of assets and the $616 million unrecognized net loss as reflected in Note L.

Response to Comment No. 2

In Future Filings, we will include language similar to the following in the Corporation's critical accounting policy for pension and other postretirement benefits:

"These net losses are a component of the unrecognized net loss of $616 million shown under "Funded status and net amounts recognized" in the table entitled "Change in Projected Benefit Obligations, Plan Assets and Funded Status of all Significant Plans" included in Note L. The $420 million of remaining unrecognized net loss represents changes in plan experience and actuarial assumptions.

Financial Statements

Statement of Cash Flows, page 23

3. In future filings, please separately present the material components of the changes in other assets and liabilities.

Response to Comment No. 3

In Future Filings, when other assets and liabilities on the Statement of Cash Flows is significant, we will separately present the material components of the changes in this line.

Revenue Recognition, page 27

4. You indicate that revenue from product sales to related companies is recognized as risk and title to the product transfer to the related company, which usually occurs at the time production is complete. Please tell us supplementally and revise your policy in future filings to clarify how you determined that delivery has occurred as required by SAB Topic 13.A.1.

Response to Comment No. 4

The Second Amended and Restated Sales Promotion Agreement between the Corporation and Dow (Exhibit 10.2 to the 2004 Form 10-K), which specifies how products transfer between the companies and are sold to the external market, states in Paragraph 5 that title and risk of loss will transfer F.O.B. Supplier's manufacturing facility. This is our basis for determining that delivery has occurred as required by SAB Topic 13.A.1. In Future Filings, we will add clarifying language to that effect to our revenue recognition policy.

     Note F - Significant Non-consolidated Affiliates, page 30

5.  We note that you are amortizing the negative basis difference between the Company's investment in EQUATE and its proportionate share of the underlying net assets over "the useful life of the assets". Tell us the authoritative literature you relied on for this accounting. As discussed in Note 16 to EQUATE's December 31, 2004 audited financial statements, tell us how the 1999 conversion of the subordinated debt you received in exchange for your contributed technology to EQUATE equity impacted your accounting for the negative basis difference.

Response to Comment No. 5

In 1999, EQUATE Petrochemical Company K.S.C. ("EQUATE") sought a bank credit agreement to provide liquidity during a time of low oil prices and facility start-up. In connection with the credit agreement, UCC and the other EQUATE partners agreed to capitalize certain of their subordinated loans to EQUATE.

Although the 1999 conversion of the subordinated loans did not result in the acquisition of an additional interest in EQUATE, the transaction did result in a change in the joint venture's capital structure. Accordingly, UCC followed Paragraph 19.b. of APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which states:

A difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary.

The credit excess was allocated as a reduction to the value of long-term assets and is reflected in UCC's share of EQUATE's income or loss over the amortization period of the long-term assets. As EQUATE is a chemical processing company, the amortization of the credit excess reduces the amount of depreciation expense of fixed assets over the average remaining life of such assets.

Note J - Commitments and Contingent Liabilities, page 33

6. You indicate in the fourth bullet of your assumptions that "The average resolution value for pending and future claims will be equivalent to those experienced during 2003 and 2004 (excluding settlements from closed claims filed in Madison County, Illinois with respect to future claims, as those claims are not considered relevant for predicting the cost of resolving future claims.)" Tell us supplementally and revise future filings to address why the Madison County, Illinois claims are not deemed to be relevant.

Response to Comment No. 6

Historically, the resolution of claims in Madison County, Illinois had a significant impact on the Corporation's reserve analysis. However, during 2004, important changes occurred in the judiciary in Madison County, the way that Madison County managed its asbestos docket, and the judicial environment in Madison County.

These important changes include, but are not limited to: (a) the replacement of the chief judge of the Madison County asbestos docket, (b) enforcement by the new chief judge with respect to forum non conveniens law resulting in dismissal of cases not related to Madison County that, under the practices of his predecessor, would previously have been scheduled for trial in Madison County, (c) the revision of the case management order for the asbestos docket in Madison County which (among other things) will limit the number of cases that can be set for trial during the year, (d) implementation of a deferred asbestos docket in Madison County for non-impaired claimants, (e) key changes in composition of the related Illinois appellate court and Illinois Supreme Court resulting from the November 2004 elections, (f) changes in key personnel of the dominant plaintiffs' firm in Madison County, together with public statements that it has changed its business model, (g) dramatic reduction in Madison County settlement values during the second half of 2004, and (h) intense media scrutiny of the practices of the Madison County court system.

The aggregate effect of these changes led the Corporation, after consultation with outside counsel, to conclude that the historical experience in Madison County was no longer relevant in predicting the cost of resolving future asbestos claims.

In Future Filings, the noted parenthetical statement will now read, "(excluding settlements from closed claims filed in Madison County, Illinois with respect to future claims, as changes in the judicial environment in Madison County caused the historical experience of claims in that jurisdiction to not be predictive of results for future claims)."

7. You indicate that your recorded receivable for insurance recoveries from all insurance carriers is collectible. However, your belief that a receivable is collectible, does not in itself make recognizing the potential claim for recovery probable pursuant to paragraph 140 of SOP 96-1. You also indicate that you have filed a comprehensive insurance coverage case seeking to confirm your rights to insurance for various asbestos claims. Please be advised that if a claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable. Based on your insurance coverage case, please tell us how you have determined that the gain contingencies (i.e., insurance recoveries) from insurers that are not signatories to the Wellington Agreement ("Agreement") are considered probable under SFAS 5 and if appropriate revise future filings to clarify that the receivables are probable.

Response to Comment No. 7

The Corporation evaluated the rebuttable presumption issue noted in Question 7 in its consideration of the accounting for asbestos-related insurance receivables, and the disclosure was prepared to be responsive to that issue. The comprehensive insurance coverage case was filed to facilitate an orderly resolution and collection of the Corporation's insurance policies with numerous insurance carriers and to resolve any issues that the insurance carriers may raise. Litigation such as this is a common vehicle to provide for consistency and timeliness of insurance recovery.

As indicated in the disclosure, "Union Carbide continues to believe that its recorded receivable for its insurance policies is collectible" with due consideration given to applicable deductibles, retentions and policy limits, after taking into account the solvency and historical payment experience of various insurance carriers; existing insurance settlements; and the advice of outside counsel with respect to the applicable insurance coverage law relating to the terms and condition of its insurance policies."

The Corporation has consulted with and received advice from outside counsel and outside experts and has concluded that recovery of the recorded receivable for insurance recoveries is probable, after consideration of all of the issues noted in the existing disclosure. The Corporation has already considered those insurance policies that do not meet the probability threshold of FAS 5 in its valuation of the insurance receivable. Therefore, we believe no change to the disclosure is necessary.

8. Please tell us supplementally and revise future filings to discuss the status of the insurance coverage case. In addition, please tell us and revise future filings to clarify why you are seeking to confirm your rights to insurance for various asbestos claims. Also, indicate whether there have been any issues regarding claims to insurers that are not signatories to the Agreement.

Response to Comment No. 8

At present and at the time the 2004 Form 10-K was filed, the status of the case was as set forth in Note J. The disclosure is reviewed quarterly and will continue to appropriately describe the current status of the litigation in the Corporation's filings. The comprehensive insurance coverage case was filed against non-signatory insurers simply to facilitate an orderly resolution and collection of the Corporation's insurance policies with numerous insurance carriers and to resolve any issues that may be raised by the insurance carriers. Such issues could include, for example, resolving the manner in which various asbestos claims should be allocated among numerous policies issued by various insurance carriers. Litigation such as this is a common vehicle to provide for consistency and timeliness of insurance recovery.

In Future Filings, the following clause will be added to the end of the first sentence of the paragraph: "and to facilitate an orderly and timely collection of insurance proceeds."

9. Please provide for us supplementally and revise future filings to disclose the amount of the insurance receivable at each balance sheet date that is related to insurers that are included in the Agreement and insurers that are not included in the Agreement. Also provide and disclose a rollforward of the insurance receivable balance from December 31, 2002 that shows how much costs have been submitted to the insurance carriers in each period presented and the amount of the receivable has been collected from insurers that are included in the Agreement and not included in the Agreement. Indicate any trends that may exist with regards to collections of claims to insurers not included in the Agreement versus claims to insurers that are included in the Agreement.

Response to Comment No. 9

In discussions with the SEC last year, we agreed to provide disclosure of the asbestos-related insurance receivables due from insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage, which we have done by including the following disclosure:

The Corporation's receivable for insurance recoveries related to its asbestos liability was $712 million at December 31, 2004 and $1.0 billion at December 31, 2003. At December 31, 2004, $464 million of the receivable for insurance recoveries was related to insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place regarding their asbestos-related insurance coverage.

In Future Filings, we will disclose the amount of insurance receivable at each balance sheet date that is related to non-signatory insurers. There have been no changes in the facts or circumstances regarding this matter to necessitate providing the requested additional information.

Item 9A. Controls and Procedures, page 46
  We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures "...were effective in timely alerting them to the material information relating to the Corporation (including its consolidated subsidiaries) required to be included in our periodic SEC filings." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response to Comment No. 10

In Future Filings, we will revise the discussion on Controls and Procedures to state that disclosure controls and procedures are effective or ineffective, as the case may be.

We trust that the foregoing responses satisfactorily address the Staff's comments. If you have additional questions, please feel free to contact me at the numbers below; Duncan Stuart, General Counsel of Union Carbide Corporation (telephone (989) 636-5750, facsimile (989) 636-0861); or Frank H. Brod, Vice President and Controller of The Dow Chemical Company, Authorized Representative of Union Carbide Corporation (telephone (989) 636-1541, facsimile (989) 638-9723).

Sincerely,

/s/ EDWARD W. RICH
Edward W. Rich
Vice President, Treasurer and
Chief Financial Officer
Telephone: (989) 638-1700
Facsimile: (989) 636-1254

cc: Mr. Ernest Greene, Staff Accountant
    Ms. Jeanne Baker, Assistant Chief Accountant